Exhibit (a)(28)
                                                    Contact:  Dime
                                                              Franklin L. Wright

                                                              (212) 326-6170

June 2, 2000
00/20

FOR IMMEDIATE RELEASE
---------------------

            DIME COMPLETES PURCHASE OF ITS SHARES FROM HUDSON UNITED


         NEW YORK -- June 2, 2000 -- Dime Bancorp, Inc. (NYSE:DME) announced today that it had completed the purchase of 2,469,100 shares of Dime common stock from Hudson United Bancorp (NYSE:HU) at a price of $18.25 per share, which was disclosed in Dime's Rule 13E-1 Transaction Statement filed with the Securities and Exchange Commission on May 31, 2000. Dime intends to use the shares purchased to offset shares issuable under its employee benefit plans and may also use them for general corporate purposes.

         The shares had been acquired in the open market by Hudson in connection with the proposed merger of Dime and Hudson announced in September 1999. The shares were purchased by Dime pursuant to the terms of a Termination, Option Cancellation and Settlement Agreement between Dime and Hudson entered into when the merger was terminated on April 28, 2000, which provided that, if Hudson decided to sell its Dime shares, it was required to offer to sell them to Dime first.

         Dime Bancorp is the parent company of The Dime Savings Bank of New York, FSB (www.dime.com), a regional bank serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

                                      # # #